MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

June 19, 2019

VIA EDGAR

Ms. Elena Stojic

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Response to Comments on the 485A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 333-160918) (the “Registrant”)

Dear Ms. Stojic:

This letter responds to comments that you provided telephonically on May 7, 2019 regarding the Registration Statement (SEC Accession No. 0001144204-19-015039) filed by the Registrant on March 20, 2019. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus: MainStay MacKay Intermediate Tax Free Bond Fund

Comment 1:       Please make sure class and ticker information is provided as available on EDGAR.

Response:          We will update EDGAR with ticker information.

Comment 2:       Fees and Expenses of the Fund: Please identify the clean share classes covered by this disclosure.

Response:          We have made the requested revision.

Comment 3:       Please provide the updated fee and example tables (including footnotes) in this correspondence.

Response:          Please see the updated tables below:

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	Class A	Investor Class	Class C	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%	4.50%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [1]	None [1]	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.50%	None	None
Other Expenses[2]	0.23%	0.38%	0.38%	0.23%	0.13%
Total Annual Fund Operating Expenses	0.88%	1.03%	1.28%	0.63%	0.53%
Waivers / Reimbursements[3]	(0.11)%	(0.11)%	(0.11)%	(0.11)%	(0.03)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3]	0.77%	0.92%	1.17%	0.52%	0.50%
1.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.
2.	Based on estimated amounts for the current fiscal year.
3.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following percentage of its average daily net assets: Class A, 0.77% and Class R6, 0.50%. New York Life Investments will apply an equivalent waiver or reimbursement, in an equal number of basis points of the Class A shares waiver/reimbursement to Investor Class, Class C and Class I shares. This agreement will remain in effect until August 31, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

			Class C
Expenses After	Class A	Investor Class	Assuming no redemption	Assuming redemption at end of period	Class I	Class R6
1 Year	$525	$540	$119	$219	$53	$51
3 Years	$708	$753	$395	$395	$191	$167

Comment 4:       Example: Please delete the following as it appears there is no fee waiver or reimbursement:

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: Please see the response to Comment 3 above. The Registrant confirms that the Fund will be subject to an expense limitation, as shown above and in the prospectus.

Comment 5:       Principal investment strategy: Please restate the following to just state “will.” (Please see FAQ no. 11 on Rule 35d-1.)

The Fund will generally seek to maintain a weighted average maturity of 3 to 10 years, […]

Response: We have made the requested revision.

Comment 6:      Principal investment strategy: Please explain the difference between maturity and duration before discussing duration.

Response: We have added disclosure in the discussion of maturity and duration in the “More About Investment Strategies and Risks” section in response to this comment.

Comment 7:       Principal investment strategy: Please revise the disclosure to confirm that the Fund’s policy to seek to maintain a weighted average maturity of 3 to 10 years applies to all debt securities in which the Fund invests (and not just those subject to the 80% policy), if true. Otherwise disclose the applicable criteria as to duration and maturity for the other investments.

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Response: We have revised the disclosure to state the Fund’s policy is to seek to maintain a portfolio dollar-weighted average duration of 3 to 10 years, rather than maturity.

Comment 8:       Principal investment strategy: Please revise the disclosure to state “municipal bonds, the income from which is exempt from federal income tax,”.

Response: We have made the requested revision.

Comment 9:       Principal investment strategy: Please add disclosure that the Fund does not count securities subject to AMT toward the Fund’s 80% policy. This language should comport with the language in the SAI.

Response: We have revised the Fund’s principal investment strategy in response to this comment by stating that the Fund may not invest more than 20% of its net assets in investments subject to AMT.

Comment 10:     Principal investment strategy: In Item 9, please disclose the lowest rating of debt securities that the Fund may principally invest in and disclose if the Fund may invest in distressed and defaulted securities. If the Fund may so invest, please describe in the principal investment strategies and risks as appropriate.

Response: We have made the requested revision in Item 4 of the Fund’s prospectus.

Comment 11:     Principal investment strategy: Specifically identify, and disclose any particular risk (for example, in any particular territory):

The Fund may invest more than 25% of its total assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).

Response: We respectfully note that investing in any one particular territory is not a principal investment strategy of the Fund. Furthermore, we believe that the Fund’s risk disclosure appropriately discloses the principal risks of investing in the Fund. Accordingly, we respectfully decline to make any changes in response to this comment.

Comment 12:     Principal investment strategy: Consider adding reference to private placements since private placement risk disclosure is included below.

Response: We have made the requested revision.

Comment 13:     Principal investment strategy: Please specifically identify the derivatives that the Fund will principally invest in.

Response: We have made the requested revision.

Comment 14:     Principal investment strategy: Item 4 is a summary of the fulsome disclosure required by Item 9. Please revise both the Item 4 and Item 9 principal investment strategies in line with the layered disclosure regime adopted by the Commission.

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Response: The Registrant has reviewed the disclosure summarizing the Fund’s principal investment strategies per Item 4 of Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Fund’s principal investment strategies and to summarize them, as applicable. The Registrant will continue to review and revise both sections over time as it deems appropriate. As we believe the Item 4 disclosure appropriately describes the Fund’s principal investment strategies for shareholders, we respectfully decline to repeat the Fund’s principal investment strategies in the “More About Investment Strategies and Risks” section as it would be repetitive of the Item 4 disclosure and note that Form N-1A states, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 15:     Principal Risks: Municipal Bond Risk: Please move this risk to one of the first risks. It seems it should be a more significant risk for this Fund than high-yield securities risk, for example, and you should ensure that the most important risks are at the top.

Response: We have made the requested revision; however, we note that the risks are not necessarily listed by importance. The relative importance of the risks of investing in the Fund may change as a result of changing market conditions among other reasons.

Comment 16:     Principal Risks: Derivatives Risk: Please disclose in Item 9 or the SAI that the Fund will segregate the full notional amount of credit default swaps that it sells to cover its obligations.

For example, if the Fund is the seller of credit protection in a credit default swap, the Fund effectively adds leverage to its portfolio and is subject to the credit exposure on the full notional value of the swap.

Response: We have made the requested revision.

Comment 17:     Principal Risks: Municipal Bond Focus Risk: Please identify the areas of focus and tailor risk appropriately here.

Response: We respectfully decline to revise this risk. The areas of focus may change, and for purposes of this risk, we believe that it is more important that shareholders are made aware that the Fund’s exposure to any area of focus may significantly impact the Fund’s portfolio.

Comment 18:     Past performance: Please supplementally provide the broad based index that the Fund proposes to use.

Response: The Fund expects to use the Bloomberg Barclays Municipal 1-15 Year Municipal Bond Index.

More About Investment Strategies and Risks

Comment 19:     Please clearly state which of the other investments and risks are principal and which are not. Alternatively, please move non-principal investment strategies to the SAI.

Response: The Registrant has reviewed and revised the disclosure of the Fund’s principal investment strategies and risks per Item 9 of Form N-1A and respectfully submits that the disclosure is reasonable and appropriate to describe the Fund’s principal investment strategies and risks. The Registrant will continue to review and revise this section over time as it deems appropriate. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal investment strategies and risks are disclosed as such and listed in the section following the sentence below:

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In addition to the principal investments described above, the Funds may also invest or engage in, or be subject to risks associated with, the following:

Comment 20:     Please revise the disclosure in response to each sub-item of Item 9(b), for example, describe how the subadvisor determines when to buy and sell securities.

Response: The Registrant has reviewed the disclosure on how the Fund plans to achieve its investment objective per Item 9 of Form N-1A and respectfully submits that the disclosure is reasonable and appropriate to describe the Fund’s principal investment strategies. The Registrant will continue to review and revise this section over time as it deems appropriate. We respectfully decline to repeat the Fund’s principal investment strategies in the “More About Investment Strategies and Risks” section as it would be repetitive of the Item 4 disclosure and note that Form N-1A states, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 21:     Investment Policies and Objectives: Please also disclose in this section that the Fund will have a dollar weighted average maturity of 3-10 years.

Response: Please see our response to Comment 7.

Comment 22:     Investment Policies and Objectives: Please specify the Fund’s “Tax Free” name rule in the following:

The Fund has a name which suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of the type suggested by its name, as set forth in the Statement of Additional Information.

Response: We respectfully decline to revise this disclosure. We believe that disclosure of the Fund’s principal investment strategy in Item 4 is most helpful to shareholders, and a plain English description of the Fund’s 80% policy is disclosed in the Fund’s Item 4 disclosure. We note that Form N-1A states, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” We also note that the fundamental policy is disclosed in the SAI pursuant to Item 16 of Form N-1A.

Comment 23:     Please define synthetic investments in plain English, for example, what is the difference between synthetics and the derivatives mentioned in the previous sentence. Please disclose for purposes of the 80% policy, these investments will be valued at market value.

Response: We have removed the reference to synthetic investments, as the Fund does not currently expect to invest in those instruments. If the Fund were to invest in synthetic investments, they would be counted on a mark-to-market basis for purposes of the 80% test.

Comment 24:     Please revise to specifically state the fundamental policies here:

The investment policy of MainStay MacKay Intermediate Tax Free Bond Fund to invest at least 80% of its assets in such a manner is "fundamental," which means that it may not be changed without the vote of a majority of the Fund's outstanding shares as defined in the 1940 Act. For additional information, please see the SAI.

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Response: We respectfully decline to revise this disclosure. In accordance with Item 9(b) of Form N-1A and the instructions thereto, we believe that the Fund’s prospectus appropriately discloses the policies that are principal investment strategies of the Fund.

Comment 25:     Please fully state the Fund’s investment objective (per Item 9(a) of Form N-1A):

Response: We respectfully decline to repeat each Fund’s investment objective in the “More About Investment Strategies and Risks” section. We note that Form N-1A states, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 26:     Please remove the risks that are not identified as principal risks in Item 4; alternatively, please separate out the principal and non-principal risks within this item.

Response: We have revised the risk disclosure in response to this comment.

Comment 27:     Debt or Fixed-Income Securities: Please provide an example of duration here:

The duration of a bond or mutual fund portfolio is an indication of sensitivity to changes in interest rates. In general, the longer a Fund's duration, the more it will react to changes in interest rates and the greater the risk and return potential. Duration may not accurately reflect the true interest rate sensitivity of instruments held by a Fund and, in turn, a Fund's susceptibility to changes in interest rates.

Response: We have made the requested revision.

Comment 28:     Derivative Transactions: Please confirm supplementally that the principal investment strategy and risk disclosure is tailored to the types of derivatives in which the Fund expects to principally invest.

Response: The Registrant confirms that the strategy and risk disclosure is appropriately tailored.

Comment 29:     Investments in Other Investment Companies: If the fees and expenses of the Fund’s investments in other investment companies are expected to exceed 0.01% of the Fund’s average net assets, please add the acquired fund fees and expenses row in the fee table.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets.

Comment 30:     Portfolio Turnover: If the Fund expects to have portfolio turnover of over 100%, please disclose active and frequent trading in the Fund’s principal investment strategies.

Response: The Registrant confirms that the Fund is not expected to have portfolio turnover of over 100%.

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Shareholder Guide

Comment 31:     Please state that all material information is in the prospectus, including all information relating to sales charges and waivers.

Response: The Registrant confirms that information required by Form N-1A is included in the prospectus but respectfully declines to state this additionally in the prospectus.

Comment 32:     Please disclose in the following that the redemption will be the earlier of when the check proceeds clear or 10 days:

•	If you redeem shares that were purchased by check or ACH shortly before such redemption, MainStay Funds will process your redemption but may delay sending the proceeds for more than 7 days (normally 10 days) to reasonably ensure that the check or ACH payment has cleared.

Response: We have made the requested revision.

Comment 33:     General Policies: Please explain or delete “generally” in the following sentence:

Calls received before 4:00 pm Eastern time will generally receive the current day's NAV.

Response: The investor may not receive the current day’s NAV under certain circumstances, for example when there is a day that the New York Stock Exchange closes early or unexpectedly. The Registrant believes that it is important to keep “generally” so that shareholders understand that there are situations when they may not receive the current day’s NAV.

Comment 34:     Operation as a Manager of Managers: Please disclose aggregate fee relief to the extent the Fund is relying on it, if at all:

Response: The Fund is not currently relying on the aggregate fee disclosure available through the manager of managers exemptive order.

Comment 35:     Know With Whom You Are Investing: Please clarify if the referenced shareholder report will be a semi or annual, or both, and specify the date:

Information regarding the basis of the Board's approval of the management agreement and subadvisory agreement for the Fund will be available in the Fund's next shareholder report.

Response: We have made the requested revision.

Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts

Comment 36:     Please revise the following language since the Appendix must be revised each time there is a change or addition of intermediary, and not “from time to time.”

This Appendix will be updated from time to time with changes to this Appendix or to add additional intermediaries.

Response: The Registrant intends to update the Appendix promptly when informed by an intermediary that a change is necessary, and respectfully notes that this disclosure is intended to notify shareholders that this information may change.

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Comment 37:     Please specify who the waiver applies to and under which circumstances for the following:

J.P. Morgan

Shareholders purchasing or redeeming Investor Class shares of a Fund through a J.P. Morgan self-directed brokerage account are eligible for a waiver of both the front-end sales charge or contingent deferred sales charge, as applicable, which may differ from the waiver eligibility requirements otherwise disclosed in the Prospectus or SAI.

LPL Financial

Shareholders purchasing Class A shares of a Fund through LPL Financial’s mutual fund only platform will be able to purchase shares without imposition of a front-end sales charge, which may differ from the waiver eligibility requirements otherwise disclosed in the Prospectus or SAI.

Response: The Registrant notes that a full waiver of sales charges applicable either to purchases of shares of Investor Class (for J.P. Morgan) and Class A (for LPL Financial) is available for those financial intermediaries’ clients who purchase through J.P. Morgan’s self-directed brokerage platform or LPL’s mutual fund only platform and respectfully declines to revise this disclosure.

Statement of Additional Information

Comment 38:     Please include auditor’s consent for all the funds in the 485(b) filing, or delete the following:

The audited financial statements of each of the Funds (if applicable), including the Financial Highlights for the fiscal year ended October 31, 2018, as presented in the 2018 Annual Reports to Shareholders and the reports of [_________], the Funds' independent registered public accounting firm, appearing therein are incorporated by reference into this SAI. These documents are available, without charge, by calling toll-free 800-624-6782.

Response: We have made the requested revision and will file the auditor’s consent as an exhibit with the Rule 485(b) filing for this Fund.

Comment 39:     The Funds’ Investment Policies: Concentration: “Instruments” in the following should be limited to depositary instruments. Please clarify in an explanatory note. Money market funds are not subject to the prohibition on concentration for “deposit instruments”. Here, instruments may mean bank loans, which is outside of that relief.

…(iii) with respect only to the MainStay Money Market Fund, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks) or (iv) repurchase agreements (collateralized by the instruments described in Clause (ii) or, with respect to the MainStay Money Market Fund, Clause (iii)).

Response: We respectfully decline to add disclosure as the MainStay Money Market Fund intends to reserve the freedom to concentrate in accordance with Guide 19 to Form N-1A; however, the Registrant acknowledges that such freedom to concentrate will not apply to commercial paper of issuers in any one industry. See Investment Company Act Rel. No. 13436 (Aug. 12, 1983).

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Comment 40:     Please add “such” before “borrowing” in the following:

•	Senior Securities. A Fund may enter into certain transactions that are economically equivalent to borrowing (i.e., reverse repurchase agreements, short sales and certain derivative transactions). Under the 1940 Act and interpretations thereof, such borrowing transactions and certain transactions that create leverage will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position in accordance with applicable SEC guidance or SEC staff interpretations; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: We have made the requested revision.

Comment 41:     Are investments in distressed securities a principal investment strategy? If so, please add disclosure in Item 4 and 9.

Response: Please see our response to Comment 10.

Comment 42:     The following is not consistent with the Staff’s position. Please revise to state that the Fund will consider the Fund’s investments in all investment companies in which it invests when determining compliance, not just the those with a policy to concentrate:

For purposes of determining compliance with a Fund's policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

Response: The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that the Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of the Fund. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has a policy to concentrate in a particular industry, the Fund will look through investments in underlying investment companies for purposes of applying its concentration limitation.

Comment 43:     Subadvisory Agreements: Please confirm if the Fund is relying on the aggregate fee relief.

Response: Please see our response to Comment 34.

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Comment 44:     All of the following waiver and reimbursement agreements need to be disclosed, per Item 19 of Form N-1A.

To the extent New York Life Investments has agreed to waive or reimburse expenses, certain affiliated Subadvisors, with respect to certain Funds, have voluntarily agreed to waive or reimburse their fees proportionately.

Response: We respectfully decline to add disclosure as we believe the applicable expense limitation provisions are adequately disclosed in the Fund’s prospectus.

Part C

Comment 45:     Please ensure a new opinion and consent of counsel and auditor’s consent are filed with the 485(b) and please provide an executed subadvisory agreement as an exhibit.

Response: We will file the requested exhibits.

Comment 46:     Please file the management agreement and expense limitation agreement or confirm that it has been filed.

Response: The Registrant confirms that the Fund’s management agreement and expense limitation agreement will be filed as exhibits to the 485(b) filing.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo
Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle

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